UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4 )*

                                  Kookmin Bank
--------------------------------------------------------------------------------
                                (Name of Issuer)

               Common Stock, par value Korean Won 5,000 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    50049M109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                            David J. Greenwald, Esq.
                              Goldman, Sachs & Co.
                                 85 Broad Street
                               New York, NY 10004
                                 (212) 902-1000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                September 4, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page will be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 50049M109

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           The Goldman Sachs Group, Inc.

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  |_|
                                                                        (b)  |_|

    3      SEC USE ONLY

    4      SOURCE OF FUNDS

           AF

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)                                             |_|

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

                              7      SOLE VOTING POWER
                                     0

    NUMBER OF SHARES          8      SHARED VOTING POWER
 BENEFICIALLY OWNED BY               4,135,113
    EACH REPORTING
      PERSON                  9      SOLE DISPOSITIVE POWER
       WITH                          0

                             10      SHARED DISPOSITIVE POWER
                                     4,135,113

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           4,135,113

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                                    |_|

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           1.3%

   14      TYPE OF REPORTING PERSON

           CO, HC

CUSIP No. 50049M109

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Goldman Sachs (Asia) L.L.C.

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  |_|
                                                                        (b)  |_|

    3      SEC USE ONLY

    4      SOURCE OF FUNDS

           AF, WC, OO

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)                                             |_|

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

                              7      SOLE VOTING POWER
                                     0

    NUMBER OF SHARES          8      SHARED VOTING POWER
 BENEFICIALLY OWNED BY               4,135,113
    EACH REPORTING
      PERSON                  9      SOLE DISPOSITIVE POWER
       WITH                          0

                             10      SHARED DISPOSITIVE POWER
                                     4,135,113

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           4,135,113

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                                    |_|

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           1.3%

   14      TYPE OF REPORTING PERSON

           OO

CUSIP No. 50049M109

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Goldman Sachs Capital Koryo Gen Par, L.L.C.

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  |_|
                                                                        (b)  |_|

    3      SEC USE ONLY

    4      SOURCE OF FUNDS

           AF

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)                                             |_|

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

                              7      SOLE VOTING POWER
                                     0

    NUMBER OF SHARES          8      SHARED VOTING POWER
 BENEFICIALLY OWNED BY               3,831,151
    EACH REPORTING
      PERSON                  9      SOLE DISPOSITIVE POWER
       WITH                          0

                             10      SHARED DISPOSITIVE POWER
                                     3,831,151

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           3,831,151

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                                    |_|

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           1.2%

   14      TYPE OF REPORTING PERSON

           OO

CUSIP No. 50049M109

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Goldman Sachs Capital Koryo, L.P.

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  |_|
                                                                        (b)  |_|

    3      SEC USE ONLY

    4      SOURCE OF FUNDS

           AF, WC

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)                                             |_|

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Cayman Islands

                              7      SOLE VOTING POWER
                                     0

    NUMBER OF SHARES          8      SHARED VOTING POWER
 BENEFICIALLY OWNED BY               3,831,151
    EACH REPORTING
      PERSON                  9      SOLE DISPOSITIVE POWER
       WITH                          0

                             10      SHARED DISPOSITIVE POWER
                                     3,831,151

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           3,831,151

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                                    |_|

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           1.2%

   14      TYPE OF REPORTING PERSON

           PN

CUSIP No. 50049M109

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Goldman Sachs Capital Chosun Ltd.

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  |_|
                                                                        (b)  |_|

    3      SEC USE ONLY

    4      SOURCE OF FUNDS

           AF, WC

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)                                             |_|

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Labuan, Malaysia

                              7      SOLE VOTING POWER
                                     0

    NUMBER OF SHARES          8      SHARED VOTING POWER
 BENEFICIALLY OWNED BY               0
    EACH REPORTING
      PERSON                  9      SOLE DISPOSITIVE POWER
       WITH                          0

                             10      SHARED DISPOSITIVE POWER
                                     0

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           0

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                                    |_|

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0.0%

   14      TYPE OF REPORTING PERSON

           CO

CUSIP No. 50049M109

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Goldman Sachs Capital Shilla Ltd.

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  |_|
                                                                        (b)  |_|

    3      SEC USE ONLY

    4      SOURCE OF FUNDS

           AF

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)                                             |_|

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Labuan, Malaysia

                              7      SOLE VOTING POWER
                                     0

    NUMBER OF SHARES          8      SHARED VOTING POWER
 BENEFICIALLY OWNED BY               3,831,151
    EACH REPORTING
      PERSON                  9      SOLE DISPOSITIVE POWER
       WITH                          0

                             10      SHARED DISPOSITIVE POWER
                                     3,831,151

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           3,831,151

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                                    |_|

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           1.2%

   14      TYPE OF REPORTING PERSON

           CO

This Amendment No. 4, filed by The Goldman Sachs Group, Inc. ("GS Group"), Goldman Sachs (Asia) L.L.C. ("GS Asia"), Goldman Sachs Capital Koryo Gen Par, L.L.C. ("GS Koryo Gen Par"), Goldman Sachs Capital Koryo, L.P. ("GS Koryo LP"), Goldman Sachs Capital Chosun Ltd. ("GS Chosun") and Goldman Sachs Capital Shilla Ltd. ("GS Shilla") (GS Group, GS Asia, GS Koryo Gen Par, GS Koryo LP, GS Chosun and GS Shilla, collectively, the "Filing Persons")1, amends and supplements the
Schedule 13D filed by the Filing Persons with the Securities and Exchange Commission on November 14, 2001, relating to the common stock, par value Korean Won 5,000 per share (the "Common Stock"), of Kookmin Bank, a Republic of Korea corporation (the "Company") (as amended by Amendment No. 1 filed on June 7, 2002, Amendment No. 2 filed on June 26, 2002 and Amendment No. 3 filed on November 26, 2002, the "Schedule 13D"). Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D. The principal executive offices of the Company are located at 9-1, 2-Ga, Namdaemoon-ro, Jung-gu, Seoul, Korea 100-703.

Item 2.           Identity and Background.

                  Schedules I through V are hereby deleted and replaced in their entirety by Schedules I through V attached hereto.

Item 5.           Interest in Securities of the Issuer.

                  Item 5(a) is hereby amended by deleting the first four paragraphs of this item as set forth in the Schedule 13D and inserting the following four paragraphs at the beginning of this item:

                  "(a) According to the Company's most recent filing on Form 20-F with the Securities and Exchange Commission on June 17, 2003, the total number of shares of Common Stock outstanding as of December 31, 2002 is 328,258,685. As of September 4, 2003, GS Chosun directly owned 0.0 shares of Common Stock, representing 0.0% of the outstanding shares of Common Stock.

                  As of September 4, 2003, GS Shilla directly owned 3,831,151 shares of Common Stock, representing 1.2% of the outstanding shares of Common Stock.

                  As of September 4, 2003, GS Koryo Gen Par and GS Koryo LP may each be deemed to beneficially own 3,831,151 shares of Common Stock representing 1.2% of the outstanding shares of Common Stock. Such beneficial ownership consists of GS Chosun's direct ownership of 3,831,151 shares of Common Stock.

                  As of September 4, 2003, GS Group and GS Asia may each be deemed to beneficially own 4,135,113 shares of Common Stock representing 1.3% of the outstanding shares of Common Stock. Such beneficial ownership consists of
(i) 3,831,151 shares of Common Stock which may be deemed to be beneficially owned by GS Koryo LP and GS Koryo Gen Par as described above, (ii) 135,606 shares of Common Stock and 1,527 American depositary shares ("ADSs") acquired through ordinary course trading activities by GS Asia and affiliated broker-dealers, (iii) 34,109 ADSs held in client accounts with respect to which GS Asia, affiliated broker-dealers or their employees have voting or investment discretion, or both ("Managed Accounts") and (iv) 132,720 shares of Common Stock held by a trust incorporated in the Republic of Korea with respect to which GS Asia, affiliated broker-dealers or their employees may be deemed to have voting or investment discretion, or both.


-----------------
1 Neither the present filing nor anything contained herein will be construed as an admission that any Filing Person constitutes a "person" for any purpose other than for compliance with Section 13(d) of the Securities Exchange Act of 1934.

                  Item 5(c) is hereby amended by deleting the second paragraph of this item as set forth in the Schedule 13D and inserting the following paragraphs after the first paragraph:

                  "On September 4, 2003, GS Chosun sold 6,249,882 ADSs representing Common Stock at a price per ADS of US$35.78. This transaction was effected by GS Asia on the New York Stock Exchange. On September 4, 2003, GS Shilla sold 6,750,118 ADSs representing Common Stock at a price per ADS of US$35.78. This transaction was effected by GS Asia on the New York Stock Exchange.

                  "Schedule VI hereto sets forth transactions in Common Stock (and ADSs representing such Common Stock) which were effected during the 60 day period from July 6, 2003 through September 4, 2003. All the transactions set forth on Schedule VI were effected in the ordinary course of business by GS Asia or another wholly-owned broker or dealer subsidiary of GS Group on the Korea Stock Exchange (in the case of Common Stock) or on the New York Stock Exchange or in the third market (in the case of ADSs). Funds for the purchase of shares of Common Stock (or ADSs representing such Common Stock) acquired in ordinary course trading activities come from the working capital of GS Asia or another wholly-owned broker or dealer subsidiary of GS Group. Except as described elsewhere in this Schedule 13D and as set forth on Schedule VI, no transactions in the Common Stock (or ADSs representing such Common Stock) were effected by the Filing Persons or, to the knowledge of any of the Filing Persons, any of the persons listed on Schedules I through V hereto, during the 60 day period from July 6, 2003 through September 4, 2003."

                  Item 5(e) is hereby amended to read in its entirety as follows:

                  "(e) The Filing Persons ceased to be the beneficial owners of more than five percent of the Common Stock on September 4, 2003. Accordingly, the Filing Persons will not amend the Schedule 13D after the date of this Amendment No. 4 to the Schedule 13D."

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  September 9, 2003

                                     THE GOLDMAN SACHS GROUP, INC.


                                     By: /s/ Roger S. Begelman
                                         -----------------------------------
                                         Name: Roger S. Begelman
                                         Title: Attorney-in-fact


                                     GOLDMAN SACHS (ASIA) L.L.C.


                                     By: /s/ Roger S. Begelman
                                         -----------------------------------
                                         Name: Roger S. Begelman
                                         Title:  Attorney-in-fact


                                     GOLDMAN SACHS CAPITAL KORYO, L.P.


                                     By: /s/ Roger S. Begelman
                                         -----------------------------------
                                         Name: Roger S. Begelman
                                         Title:  Attorney-in-fact


                                     GOLDMAN SACHS CAPITAL KORYO GEN PAR, L.L.C.


                                     By: /s/ Roger S. Begelman
                                         -----------------------------------
                                         Name: Roger S. Begelman
                                         Title:  Attorney-in-fact


                                     GOLDMAN SACHS CAPITAL CHOSUN LTD.


                                     By: /s/ Roger S. Begelman
                                         -----------------------------------
                                         Name: Roger S. Begelman
                                         Title:  Attorney-in-fact


                                     GOLDMAN SACHS CAPITAL SHILLA LTD.


                                     By: /s/ Roger S. Begelman
                                         -----------------------------------
                                         Name: Roger S. Begelman
                                         Title:  Attorney-in-fact

                                   SCHEDULE I
                                   ----------



         The name of each director of The Goldman Sachs Group, Inc. is set forth below.

         The business address of each person listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, NY 10004.

         Each person is a citizen of the United States of America except for Lord Browne of Madingley, who is a citizen of the United Kingdom. The present principal occupation or employment of each of the listed persons is set forth below.

        Name                              Present Principal Occupation

Henry M. Paulson, Jr.         Chairman and Chief Executive Officer of The
                                Goldman Sachs Group, Inc.
John A. Thain                 President and Chief Operating Officer of The
                                Goldman Sachs Group, Inc.
Lloyd C. Blankfein            Vice Chairman of The Goldman Sachs Group, Inc.
Lord Browne of Madingley      Group Chief Executive of BP plc
James A. Johnson              Vice Chairman of Perseus, L.L.C.
John H. Bryan                 Retired Chairman and Chief Executive Officer of
                                Sara Lee Corporation
Ruth J. Simmons               President of Brown University
Claes Dahlback                Nonexecutive Chairman of Investor AB
William W. George             Retired Chairman and Chief Executive Officer of
                                Medtronic, Inc.
Edward M. Liddy               Chairman of the Board, President and Chief
                                Executive Officer of The Allstate Corporation

                                   SCHEDULE II
                                   -----------



         The name of each director of Goldman Sachs (Asia) L.L.C. is set forth below.

         The business address for each director listed below is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong, People's Republic of China, except as follows: The business address of Bradley I. Abelow and David M. Weil is 85 Broad Street, New York, NY 10004. The business address of David K. Chang is Taipei Metro Tower, 11th Floor, 207 Tun Hua South Road, Sec. 2, Taipei, Taiwan. The business address of Chan-Keun Lee and Jinsuk T. Oh is 21st Floor, HungKuk Life Insurance Building, 226 Shin Mun Ro 1Ga, Chong Ro-Gu, Seoul, Korea. The business address of Nicholas P. Crapp is Ark Mori Building, 12-32, Akasaka 1-chome, Minato-ku, Tokyo 107-6005, Japan.

         Each director listed below is a United States citizen except as follows. Syed H. Ahmed is a citizen of Pakistan. David K. Chang is a citizen of Taiwan. Richard J. Gnodde is a citizen of both Ireland and South Africa. Nicholas P. Crapp and Timothy G. Freshwater are citizens of the United Kingdom. Chan-Keun Lee is a citizen of South Korea.

         The present principal occupation or employment of each of the listed persons is set forth below.

Name                           Present Principal Occupation
----                           ----------------------------
Syed H. Ahmed                  Managing Director of Goldman, Sachs & Co.
David K. Chang                 Managing Director of Goldman Sachs (Asia) L.L.C.
Nicholas P. Crapp              Managing Director of Goldman Sachs (Japan) Ltd.
Gary T. Giglio                 Managing Director of Goldman Sachs (Asia) L.L.C.
Richard J. Gnodde              Managing Director of Goldman Sachs (Asia) L.L.C.
Timothy G. Freshwater          Managing Director of Goldman Sachs (Asia) L.L.C.
Chan-Keun Lee                  Managing Director of Goldman Sachs (Asia) L.L.C.
Bradley I. Abelow              Managing Director of Goldman, Sachs & Co.
David M. Weil                  Managing Director of Goldman, Sachs & Co.

                                  SCHEDULE III
                                  ------------


         The name, position and present principal occupation of each director and executive officer of Goldman Sachs Capital Koryo Gen Par, L.L.C., the sole general partner of Goldman Sachs Capital Koryo, L.P., are set forth below.

         The business address for all directors and/or executive officers listed below except Patrick E. Mulvihill is 85 Broad Street, New York, New York 10004. The business address for Patrick E. Mulvihill is Peterborough Court, 133 Fleet Street, London EC4A 2BB England.

         All directors and/or executive officers listed below are United States citizens.

Name                        Position                Present Principal Occupation
----                        --------                ----------------------------
Richard A. Friedman         Director/President      Managing Director of Goldman, Sachs & Co.
Katherine B. Enquist        Vice President/         Managing Director of Goldman, Sachs & Co.
                                                             Secretary
Joseph H. Gleberman         Vice President          Managing Director of Goldman, Sachs & Co.
John E. Bowman              Vice President/         Vice President of Goldman, Sachs & Co.
                                                             Treasurer
David J. Greenwald          Assistant Secretary     Managing Director of Goldman, Sachs & Co.
James B. McHugh             Assistant Secretary     Vice President of Goldman, Sachs & Co.
Beverly L. O'Toole          Assistant Secretary     Vice President of Goldman, Sachs & Co.
Patrick E. Mulvihill        Assistant Treasurer     Managing Director of Goldman, Sachs & Co.
Sarah G. Smith              Assistant Treasurer     Managing Director of Goldman, Sachs & Co.

                                   SCHEDULE IV
                                   -----------


         The name, position and present principal occupation of each director and executive officer of Goldman Sachs Capital Chosun Ltd. are set forth below.

         The business address for all the executive officers listed below except Mary Nee, Mathew Willie and Lilian Chau is 85 Broad Street, New York, New York 10004. The business address for Mathew Willie and Lilian Chau is c/o Shearn Skinner Trust Company Sdn Bhd, Lot 2&3, Level 3, Wisma Lazenda, Jalan Komajuan, 87000 Federal Territory of Labuan, Malaysia. The business address for Mary Nee is Cheung Kong Center, 68th Floor, 2 Queens Road Central, Hong Kong, People's Republic of China.

         All directors and/or executive officers listed below are United States citizens except for Mathew Willie and Lilian Chau, who are citizens of Malaysia.

Name                        Position                Present Principal Occupation
----                        --------                ----------------------------
Mathew Willie               Director                Counsel for Shearn Skinner Trust Company
Richard A. Friedman         Director                Managing Director of Goldman, Sachs & Co.
Lilian Chau                 Secretary               Trust Manager of Shearn Skinner Trust
                                                      Company
David J. Greenwald          Assistant Secretary     Managing Director of Goldman, Sachs & Co.
James B. McHugh             Assistant Secretary     Vice President of Goldman, Sachs & Co.
John E. Bowman              Vice President          Vice President of Goldman, Sachs & Co.
Katherine B. Enquist        Vice President/         Managing Director of Goldman, Sachs & Co.
                            Secretary
Mary Nee                    Vice President          Executive Director of Goldman Sachs (Asia) L.L.C.

                                   SCHEDULE V
                                   ----------



         The name, position and present principal occupation of each director and executive officer of Goldman Sachs Capital Shilla Ltd. are set forth below.

         The business address for all the executive officers listed below except Mathew Willie and Lilian Chau is 85 Broad Street, New York, New York 10004. The business address for Mathew Willie and Lilian Chau is c/o Shearn Skinner Trust Company Sdn Bhd, Lot 2&3, Level 3, Wisma Lazenda, Jalan Komajuan, 87000 Federal Territory of Labuan, Malaysia.

         All directors and/or executive officers listed below are United States citizens except for Mathew Willie and Lilian Chau, who are citizens of Malaysia.

Name                        Position                Present Principal Occupation
----                        --------                ----------------------------
Mathew Willie               Director                Counsel for Shearn Skinner Trust Company
Richard A. Friedman         Director                Managing Director of Goldman, Sachs & Co.
Lilian Chau                 Secretary               Trust Manager of Shearn Skinner Trust
                                                      Company
David J. Greenwald          Assistant Secretary     Managing Director of Goldman, Sachs & Co.
James B. McHugh             Assistant Secretary     Vice President of Goldman, Sachs & Co.
John E. Bowman              Vice President          Vice President of Goldman, Sachs & Co.
Katherine B. Enquist        Vice President/         Managing Director of Goldman, Sachs & Co.
                            Secretary
Mary Nee                    Vice President          Executive Director of Goldman Sachs (Asia) L.L.C.


                                         SCHEDULE VI
                                         -----------


                                 Transactions in Common Stock
                                 ----------------------------

 Shares Purchased     Shares Sold      Price per Share       Trade Date      Settlement Date
 ----------------     -----------      ---------------       ----------      ---------------
                                       (in Korean Won)

           14,550                               41,050        8/26/2003           8/28/2003
           17,100                               41,100        8/27/2003           8/29/2003
           17,280                               40,800        8/28/2003            9/1/2003
           17,160                               42,950        8/29/2003            9/2/2003
           17,220                               44,900         9/1/2003            9/3/2003
           17,280                               44,800         9/2/2003            9/4/2003
           17,280                               46,200         9/3/2003            9/5/2003
           17,280                               45,350         9/4/2003            9/8/2003


                          Transactions in American Depositary Shares
                          ------------------------------------------

 Shares Purchased     Shares Sold      Price per Share       Trade Date      Settlement Date
 ----------------     -----------      ---------------       ----------      ---------------
                                        in US Dollars

                              300              34.5000        7/24/2003           7/29/2003
                              100              34.4000        7/24/2003           7/29/2003
                              100              34.3900        7/24/2003           7/29/2003
                              100              34.2600        7/24/2003           7/29/2003
                              100              34.2700        7/24/2003           7/29/2003
                              200              34.3000        7/24/2003           7/29/2003
                              200              34.3100        7/24/2003           7/29/2003
                              177              34.3400        7/24/2003           7/29/2003
                              100              34.3300        7/24/2003           7/29/2003
            1377                               34.3611        7/24/2003           7/28/2003